

Mailstop 3233

March 16, 2016

Via E-mail
Michael Lehrman
Chairman and Chief Executive Officer
Rodin Global Access Property Trust, Inc.
110 E. 59th Street
New York, NY 10022

  Re: Rodin Global Access Property Trust, Inc.
    Draft Registration Statement on Form S-11
    Submitted February 18, 2016
    CIK No. 0001666244

Dear Mr. Lehrman:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

4.   We note that you have included disclosure indicating that you may invest in loans related to net leased commercial properties and commercial real estate related securities, and that you may acquire properties through a joint venture ownership structure. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

5.   Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisition for further review.

6.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

7.   We note your disclosure on page 10, stating "Our advisor's executives possess a unique combination of real estate and corporate credit evaluation and investment expertise and, throughout their careers, have collectively acquired, originated, structured and/or managed over $100 billion of real estate investments consistent with our company's investment strategy and over numerous real estate cycles." We further note your

disclosure on page 31, under the heading "Our sponsor and its affiliates have not sponsored prior real estate investment programs that otherwise would be required to be disclosed under applicable rules and regulations of the SEC, which means that you will be unable to assess their prior performance with other investment programs." Please provide the disclosure required by Industry Guide 5, including any relevant prior performance disclosure, or provide us with a detailed analysis of you believe it is not required. Please also refer to CF Disclosure Guidance: Topic No. 6.

8.   Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of the Securities Act. Please refer to Item 502(b) of Regulation S-K.

9.   We note your disclosure that you reserve the right to reallocate shares of common stock between the classes identified. Please provide us your analysis as to why you believe the classes of shares are the same security for registration purposes. We note that the classes differ in offering price, underwriting commissions and distribution amounts.

10.   Please expand your disclosure to describe factors considered in determining the offering price. See Item 505(a) of Regulation S-K.

Prospectus Cover Page

11.   We note your disclosure under the heading "Liquidity" on page 24 and under the heading "If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period" on page 37. Please include a summary risk factor on your cover page to clarify, if true, that you are not required to pursue or effect a liquidity event within a specified time frame or at all.

12.   The tabular disclosure outlining proceeds to the issuer indicates that if only the minimum offering amount is raised the company will pay no selling commissions or dealer manager fees, and that that issuer will incur no organizational and offering costs. This is not consistent with disclosure on pages 15, 30, and 68. Please revise to reconcile and ensure the cover page includes all information required by Item 501(b)(3) of Regulation S-K.

13.   Please revise the cover to describe your escrow arrangements and disclose that if the $2 million minimum sales threshold is not met within one year from the date of the prospectus, the offering will terminate and you will promptly return funds to subscribers. Please refer to Item 501(b)(8)(iii).

Prospectus Summary

Compensation to Our Advisor and its Affiliates, page 14

14.   Please revise your disclosure in this table to clarify the recipient of each type of compensation.

Reimbursement of certain offering expenses to our sponsor and its affiliates, page 19

15.   Please revise to clarify the liquidity events that could trigger a reimbursement of selling commissions paid by your sponsor.

16.   We note your disclosure that you cannot determine the minimum or maximum amounts of reimbursement of selling commissions at this time. However, we note that in the tables under "Estimated Use of Proceeds" on page 67 you have quantified the minimum and maximum amounts of the sponsor support of selling commissions and indicated that such amounts are subject to a reimbursement under certain circumstances. Please revise this section to reconcile these disclosures or advise us why you believe such reconciliation is not necessary.

Special Units, page 19

17.   We note your disclosure that Rodin Global Access Property Trust OP Holdings, LLC was issued special units and will receive distributions on such special units equal to 15% of your net cash flows under the circumstances described in this section "in consideration of services to be provided by [your] advisor." Please revise to clarify the services for which the special units and distributions thereon are consideration.

18.   Please revise your disclosure to clarify at what time(s) and with what frequency Rodin Global Access Property Trust OP Holdings, LLC will be entitled to receive distributions equal to 15% of your net cash flows under the circumstances described in this section.

19.   We note your disclosure in this section stating, "In addition, Rodin Global Access Property Trust OP Holdings, LLC will be entitled to a separate payment if it redeems its special units." Please revise to clarify whether this "separate payment" is the redemption payment described in this section or a different payment in addition to the redemption payment and, in the latter case, please revise to describe in more detail and to quantify this separate payment payable upon redemption.

20.   We note your disclosure in this section describing the redemption payment as the "amount that Rodin Global Access Property Trust OP Holdings, LLC would have been entitled to receive had our operating partnership disposed of all of its assets at the enterprise valuation as of the date of the event triggering the redemption." Please revise to clarify how you will determine the share of the enterprise valuation to which Rodin

Global Access Property Trust OP Holdings, LLC will be entitled at the time of a triggering event.

Distributions, page 22

21.   Please revise your disclosure to clarify whether the Class I shares purchased by your sponsor pursuant to the distribution support commitment will be eligible to participate in all distributions paid on Class I shares.

Risk Factors

If we pay cash distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced, page 27

22.   Please revise to specifically address the dilution to new investors caused by distributions made to stockholders that are in excess of taxable income.

Estimated Use of Proceeds, page 67

23.   Please revise the table to eliminate the adjustment for the sponsor support of selling commissions given the fact that the advisor is not gifting this amount to the issuer, but instead will receive a contingent reimbursement right. Since your sponsor can be reimbursed for the selling commissions under certain circumstances in connection with a liquidity event or upon termination of the advisory agreement by you without cause or by the advisor with good reason, the contingent reimbursement is a cost to the business. It is our view that this amount should be reflected in the Use of Proceeds Table.

24.   Please revise the table presenting information about use of proceeds raised in the offering with respect to Class T shares, and footnote 4 thereto, to include a separate footnote discussing the distribution fees payable to your dealer manager. Additionally, please include a reference to the new footnote in the rows labeled "Selling Commissions" and "Dealer Manager Fee."

25.   Please refer to your disclosure in footnote 6 on pages 68 and 70, and footnote 5 on page 71. Please tell us how you determined the amounts of acquisition fees and acquisition expenses presented in these footnotes and clarify whether these amounts reflect acquisition fees and acquisition expenses that would be applicable to the entire portfolio or just the leveraged portion.

Management, page 72

26.   Please provide separate disclosure regarding the significant employees of your advisor, or advise us why no such disclosure is material to stockholders. Please refer to Item 401(c) of Regulation S-K.

Management Compensation, page 83

27.   We note your disclosure in footnote 6 on pages 68 and 70, and footnote 5 on page 71, that compensation to be paid to your advisor may be increased subject to approval by your independent directors and the other limitations in your advisory agreement and your charter. Please disclose whether you may increase the compensation payable to your advisor and its affiliates without notice to, or consent of, your stockholders.

28.   We note your disclosure in footnote 6, stating "maximum amount of underwriting compensation from all sources is $90,500,000 million, which is 90.5% of the maximum amount of gross offering proceeds . . . ." Please revise to clarify, if true, that the maximum amount of underwriting compensation reflected in the table is 9.05% of the maximum gross offering proceeds. Additionally, we note your disclosure elsewhere that you may, under certain circumstances, continue paying the distribution fee until either total underwriting compensation paid with respect to all Class, A, Class T, and Class I shares would be in excess of 10% of gross primary offering proceeds or total underwriting compensation with respect to a particular stockholder's Class T shares would be in excess of 10% of total gross offering price at the time of the investment in the Class T Shares held in such account. Please reconcile that disclosure to your disclosure in footnote 6 indicating that you have assumed for purposes of this table that total maximum underwriting compensation will be 9.05% of maximum gross offering proceeds.

Stock Ownership, page 90

29.   In a footnote to the table, please disclose the name(s) of the natural person(s) that have ultimate voting or dispositive control over the company's common shares that are held by Cantor Real Estate Investment Management, LLC.

Conflicts of Interest, page 91

30.   Please revise your disclosure in this section to include all of the disclosures required by Item 404 of Regulation S-K or cross-references to the sections where such information may be found.

Investment Objectives and Criteria, page 98

31.   We note your disclosure that your board may revise your investment policies without the approval of your stockholders. Please revise to clarify how you will notify stockholders of changes in your investment policies.

Underwriting Process, page 104

32.   We note that you intend to invest primarily in single-tenant net leased commercial properties. We further note your disclosure regarding your procedures for evaluating tenant creditworthiness. Please revise to disclose whether, and if so how, you plan to monitor the creditworthiness of your net lease tenants on an ongoing basis.

Plan of Distribution, page 167

33.   We note that your executive officers and directors, as well as officers and employees of your sponsor, your advisor and your sponsor's and advisor's affiliates and their respective immediate family members, may purchase Class I shares in the primary offering at a discount from the offering price. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Consolidated Balance Sheet, page F-3

34.   You indicate elsewhere in the prospectus your sponsor invested $200,001 through the purchase of 8,180 Class A shares at $24.45 per share. Please reconcile such share total to the 8,810 shares noted as being issued per your balance sheet, and amend or advise as necessary.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Judith D. Fryer, Esq.
       Joseph A. Herz, Esq.
       Greenberg Traurig, LLP